

CARL ZEISS MEDITEC

RECEIVED
2010 AUG 24 P 12:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Carl Zeiss Meditec AG 07740 Jena



Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-115
Fax: +49 36 41/ 220-117
e-mail: p.kofler@meditec.zeiss.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Division/Dept.: Investor Relations
Your contact: Patrick Kofler

SUPPL

Our ref.: Pko/Mtr
Date: 2010-08-13

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press Release	2010-08-12
9 Month Report	2010-08-12

Best regards,

Carl Zeiss Meditec AG
i. V.

P. Kofler

Patrick Kofler
Director Investor Relations

i. A.

M. Pfeil

Mandy Pfeil
Assistant Investor Relations

dlw 8/24

Contact: +49 3641 220-331


ZEISS
CARL ZEISS MEDITEC

Carl Zeiss Meditec clearly on growth course

Revenue in the first nine months of financial year 2009/2010 increases to EUR 490.8 million – positive outlook for the year confirmed

JENA – 12 August 2010.
With a 20 percent increase in revenue in the third quarter compared with the same quarter of the previous year, Carl Zeiss Meditec generated a very solid result and is thus clearly on a growth course. The Company grew by a total of 3 percent in the first nine months of financial year 2009/2010, to EUR 490.8 million (previous year: EUR 478.5 million) and increased its gross margin by 1.7 percentage points year-on-year, to 52.1 percent. Earnings before interest and tax rose by 11.8 percent to EUR 60.0 million; the EBIT margin increased to 12.2 percent (previous year: 11.2 percent).

"We did all our homework during the times of global economic crisis – for us, this also included continuing to strategically invest in our innovative strength. This policy is now paying off – which is clear not only from our figures today," says Dr. Ludwin Monz, President and CEO of Carl Zeiss Meditec AG.

Regionally, the Company is benefiting from more stable markets overall. With almost 10 percent, the "Asia/Pacific" region continues to be the growth driver. The "Americas" region is being stimulated by a growing demand in the USA – the Company's largest market. "Europe, Middle East and Africa" is the only region where perceptible uncertainties persist; however, these uncertainties were significantly overcompensated by the other two regions.

Press Release

On the level of the strategic business units, the "Surgical Ophthalmology" SBU once again proved its high future potential, growing by 6 percent compared with the first nine months of 2008/2009. The "Microsurgery" SBU also grew by around 6 percent, while the "Ophthalmic Systems" SBU showed stable development.

"Given our successful development, particularly in the third quarter, we anticipate total revenue for financial year 2009/2010 of between EUR 660 million and EUR 670 million. We are aiming to increase our EBIT margin by around 40 base points compared with the previous year," says Dr. Ludwin Monz. "We already laid the foundations for profitable growth in 2008 with our corporate programme, RACE 2010. This has clearly paid off. We are more than confident that we will be able to stay on this successful track and accelerate our growth with the successor programme due to start in the coming financial year."


ZEISS
CARL ZEISS MEDITEC

Revenue by strategic business unit

Figures in EUR '000	9 Months 2008/2009	9 Months 2009/2010	Change from previous year
Ophthalmic Systems	232,238	231,660	-0.2%
Surgical Ophthalmology	61,566	65,039	+5.6%
Microsurgery	184,730	194,132	+5.1%

Revenue by region

Figures in EUR '000	9 Months 2008/2009	9 Months 2009/2010	Change from previous year
EMEA	184,590	181,296	-1.8%
Americas	165,733	168,964	+1.9%*)
Asia/Pacific	128,211	140,571	+9.6%

*) currency-adjusted: +5.4%

Contact:

Eva Sesselmann
Director Group Communications
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-331
Fax: +49 3641 220-332
E-mail: press@meditec.zeiss.com

Patrick Kofler
Director Investor Relations
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Press Release

Contact: +49 3641 220-331


ZEISS
CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704), which is listed on TecDAX of the German stock exchange, is one of the world's leading medical technology suppliers. The company supplies innovative technologies and application-oriented solutions designed to help doctors improve the quality of life of their patients. It provides complete packages of solutions for the diagnosis and treatment of eye diseases - including implants and consumable materials.

The Company creates innovative visualisation solutions in the field of microsurgery. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiation therapy.

In financial year 2008/2009 (30 September), the Company's around 2,100 employees generated revenue of EUR 640 million. The head office of Carl Zeiss Meditec is in Jena, Germany. The Company has subsidiaries in Germany and abroad; more than 50 percent of its employees are based in the USA, Japan, Spain and France.

Thirty-five percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. Carl Zeiss offers innovative solutions for the future-orientated markets "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". In financial year 2008/2009 (end of reporting period 30 September) the Group posted sales of around EUR 2.1 billion. Carl Zeiss employs almost 13,000 staff, 8,000 of whom work in Germany.

Further information: http://www.meditec.zeiss.de/

Press Release

9 Month Report 2009/2010



ZEISS CARL ZEISS MEDITEC

9 Months 2009/2010 at a glance

Highlights

- 3 % growth in first 9 months compared with previous year, due to exceptionally strong third quarter
- Surgical Ophthalmology: +6 %, Asia/Pacific region: +10 %
- Incoming orders continue to increase
- Outlook: revenue: € 660–670 million
  EBIT margin: improvement by around 40 base points year-on-year

Business development

(Unless specified otherwise, figures in € '000)

Revenue and net income

■ 9 Months 2009/2010 ■ 9 Months 2008/2009

Consolidated revenue (Gross margin)

+2.6 %

490,831 (52.1 %)

478,534 (50.4 %)

■ 9 Months 2009/2010 ■ 9 Months 2008/2009

EBIT (EBIT margin)

+11.8 %

59,951 (12.2 %)

53,615 (11.2 %)

■ 9 Months 2009/2010 ■ 9 Months 2008/2009

Consolidated net income after non-controlling interest

+1.5 %

32,932

32,454

Key ratios in the statement of financial position statement of cash flows


■ 30 June 2010
■ 30 September 2009
Equity ratio
-1.6 %-pts
70.0 %
71.6 %
■ 9 Months 2009/2010
■ 9 Months 2008/2009
Net working capital
+6.8 %
97,298
91,067
■ 30 June 2010
■ 30 September 2009
Net cash and cash equivalents
+11.3 %
321,604
288,850

Content

Dear Shareholders,
Ladies and Gentlemen,

In the first nine months of financial year 2009/2010, Carl Zeiss Meditec increased its revenue by almost 3 % to € 490.8 million (previous year: € 478.5 million). An exceptionally strong third quarter played a quite significant role in achieving this result. Particularly encouraging is the simultaneous increase in the gross margin by 1.7 percentage points to 52.1 %.

Earnings before interest and taxes increased by 11.8 % year-on-year to € 60.0 million (previous year: € 53.6 million). The EBIT margin increased from 11.2 % in the same period of the previous year to 12.2 %. Earnings per share after non-controlling interests thus amounted to € 0.41 in the first nine months of financial year 2009/2010 (previous year: € 0.40).

In terms of regional development, this confirms the picture of the previous months: our growth is driven by Asia. This applies in particular to the emerging markets, although our business in Japan also remains stable. We grew by an average of 10 % in this region. There is a continued boom in demand in the U.S., the largest market for medical technology. This market shows currency-adjusted growth of over 5 % compared with the previous year. The feelings of uncertainty in Europe continue to persist. The effects of the present financial crisis also play a role in this.

The development of revenue and earnings shows that we have achieved the right balance in this year of crisis between cost control, on the one hand, and a forward-looking investment policy, on the other. Carl Zeiss Meditec laid the foundations for this early on, in 2008, with its company programme, RACE 2010. The aim of this programme was and continues to be to focus the Company on mission-critical issues and thereby prepare it for the current resurgence of growth. This programme has more than paid off, and we are satisfied with what has been achieved so far. In particular our innovative products are being very well received by the market, providing many physicians with a solid basis for successful work. Our early entry into emerging markets is also now paying off.

The foundations have therefore been laid and we feel very optimistic about the future. We anticipate growth opportunities in the fields of innovation, customer focus, as well as new markets. Innovation is our main driver of growth. We aim to shape medical progress. Our ultimate goal is to improve the diagnosis and treatment of diseases. Our customers need support and service in order to be able to satisfy the ever-growing demands for treatment quality and efficiency. Currently, our greatest market opportunities lie in the emerging markets, which we are striving to systematically develop through our own expansions.

Our global organisation, with its diversity of knowledge, experience and cultural background, is an outstanding strength. We aim to promote the culture of cooperation and further develop our common identity. This is especially important for our customers, who expect us to have a uniform global presence. We firmly believe that this is the only way to achieve our ambitious (financial and non-financial) objectives.

We aim to maintain our sustainable growth in future and increase our profitability further. This is our goal for the current financial year and beyond. Given our very strong revenue and the continued high level of incoming orders, our outlook for growth in the current financial year 2009/2010 looks as follows: we anticipate revenue of between € 660–670 million. We aim to increase our profitability by around 40 base points compared with the previous year.

Dear Shareholders: with this goal in mind, I am confident that Carl Zeiss Meditec is in a good position. Our global presence, our balanced and broad product portfolio and our healthy financial structure mean we are optimally equipped for the future.

Jena, August 2010

Yours sincerely,

Dr. Ludwin Monz
President and Chief Executive Officer



Management report to the consolidated interim financial statements

Business development

1. Summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group", the "Company"), which comprises additional subsidiaries.

There were no major changes in the Group's reporting entity or the structure of its financial statements in the first nine months of 2009/2010.

2. Development of revenue

Carl Zeiss Meditec generated consolidated revenue of € 490.8 million in the first nine months of 2009/2010 (previous year: € 478.5 million).

a) Consolidated revenue by strategic business unit
Once again, the **Ophthalmic Systems** strategic business unit (SBU) was the strongest SBU in terms of revenue generation in the first nine months of financial year 2009/2010, accounting for € 231.7 (previous year: € 232.2 million) or 47.2 % (previous year: 48.5 %) of the Company's consolidated revenue. Revenue in the **Surgical Ophthalmology** strategic business unit increased again, amounting to € 65.0 million (previous year: € 61.6 million), or 13.3 % (previous year: 12.9 %) of consolidated revenue. The **Microsurgery** SBU generated revenue of € 194.1 million (previous year: € 184.7 million), corresponding to 39.5 % (previous year: 38.6 %) of consolidated revenue.

Figure 1: Consolidated revenue by the strategic business unit in the first nine months of financial year 2009/2010 in percent

Ophthalmic Systems SBU	**47.2 %**
Microsurgery SBU	**39.5 %**
Surgical Ophthalmology SBU	**13.3 %**


■ 9 Months 2009/2010
9 Months 2008/2009
Surgical Ophthalmology SBU
65,039
61,566
+5.6%
Ophthalmic Systems SBU
231,660
232,238
-0.2%
Microsurgery SBU
194,132
184,730
+5.1%
Consolidated revenue
490,831
478,534

Figure 2: Consolidated revenue by strategic business unit (figures in € '000)

In the first nine months of financial year 2009/2010, the revenue increase in the **Surgical Ophthalmology** SBU is mainly attributable to the continuous expansion of sales and the growing demand for the AT LISA family of multifocal lenses.

Revenue in the **Ophthalmic Systems** SBU was mainly driven by the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, Humphrey® Field Analyzer, as well as the refractive laser systems MEL 80™ and VisuMax®.

In the **Microsurgery** SBU, the innovative surgical microscopes continued to generate the majority of revenue. The surgical microscopes OPMI® Pentero® and OPMI® Vario, which are used in neurosurgery and spinal surgery, the OPMI Lumera®, which is used in ophthalmic surgery, and the INTRABEAM®, which is used in breast cancer surgery, had a positive effect on revenue.

The chart below shows consolidated revenue by strategic business unit based on constant exchange rates.

Figure 3: Consolidated revenue by strategic business unit based on constant exchange rates (figures in € '000)

	■ 9 Months 2009/2010 / 9 Months 2008/2009	
Surgical Ophthalmology SBU	**65,039** 61,540	+5.7%
Ophthalmic Systems SBU	**231,660** 228,913	+1.2%
Microsurgery SBU	**194,132** 183,248	+5.9%
Consolidated revenue	**490,831** 473,701	

b) Consolidated revenue by region

Figure 4: Consolidated revenue by region (figures in € '000)

	9 Months 2009/2010	9 Months 2008/2009	Change
Asia/Pacific	**140,571**	128,211	+9.6 %
Americas	**168,964**	165,733	+1.9 %
EMEA	**181,296**	184,590	-1.8 %
Consolidated revenue	**490,831**	478,534	

Revenue in the **Asia/Pacific** ("APAC") and the **Americas** regions increased in the first nine months of 2009/2010. Revenue in the **Europe, Middle East and Africa** ("EMEA") region declined slightly.

Revenue in the **Asia/Pacific** region increased by 9.6 % in the first nine months of financial year 2009/2010, due in particular to the positive development in the emerging markets and the stable development in Japan. Primary sales drivers in this region were the OPMI® Pentero® and OPMI Lumera® surgical microscopes, the diagnostic systems Humphrey® Field Analyzer and Cirrus™ HD-OCT, and the refractive laser systems MEL 80™ and VisuMax®. The share of consolidated revenue generated in the Asia/Pacific region increased in the first nine months of 2009/2010, from 26.8 % in the same period of the previous year to 28.7 %.

In spite of a slight decline in revenue compared with the same period of the previous year, the **Europe, Middle East and Africa** ("EMEA") region remained the strongest generator of revenue. The majority of this revenue was achieved with the diagnostic systems Cirrus™ HD-OCT, IOLMaster® and the surgical microscopes OPMI® Pentero®, OPMI® Vario and OPMI Lumera®. This region's share of consolidated revenue decreased from 38.6 % in the same period of the previous year to 36.9 %.

Revenue in the **Americas** region increased in the first nine months of 2009/2010. The main sales drivers here were the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, the Humphrey® Field Analyzer and the surgical microscopes OPMI® Pentero®, OPMI Lumera® and OPMI® pico Dental. The share of consolidated revenue generated by the Americas region in the first nine months of financial year 2009/2010 decreased from 34.6 % in the previous year to 34.4 %.

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 5: Consolidated revenue by region based on constant exchange rates (figures in € '000)

	■ 9 Months 2009/2010	9 Months 2008/2009	Change
Asia/Pacific	**140,571**	128,820	+9.1 %
Americas	**168,964**	160,312	+5.4 %
EMEA	**181,296**	184,569	-1.8 %
Consolidated revenue	**490,831**	473,701	

4. Net assets

a) Presentation of net assets

The following chart summarizes the development of key items in the consolidated statement of financial position:

Figure 6: Structure of the consolidated statement of financial position (figures in € '000)


Assets
30 September 2009
30 June 2010
Goodwill
113,593
115,910
Noncurrent assets*
115,419
125,075
Cash and cash equivalents
199,995
211,483
Current assets**
325,358
392,723
Consolidated total assets
754,365
845,191
Liabilities and equity
30 September 2009
30 June 2010
Equity
539,772
591,359
Noncurrent liabilities
64,118
68,528
Current liabilities
150,475
185,304
Consolidated total liabilities
754,365
845,191
* excluding goodwill
** excluding cash and cash equivalents

ASSETS

Inventories

The "Inventories" item in the statement of financial position increased by 25.8 %, due to currency effects and the launch of new products on 30 June 2010, from € 99.1 million on 30 September 2009 to € 124.6 million. In addition, the stockpiling of inventories at the Group companies – to ensure the shortest possible delivery times, even during the summer months – resulted in an increase in this item in the statement of financial position.

Trade receivables, incl. receivables from related parties

Due particularly to the positive development of business in the third quarter, as well as to currency translation at the reporting date, "Trade receivables, incl. receivables from related parties" increased by 12.9 %, from € 116.1 million on 30 September 2009 to € 131.1 million.

Cash and cash equivalents

As of 30 June 2010, this item in the statement of financial position amounted to € 211.5 million (30 September 2009: € 200.0 million).
Cash and cash equivalents which the Carl Zeiss Meditec Group does not directly require for its business operations are lodged with the Group treasury of Carl Zeiss AG at normal market conditions. This item in the statement of financial position increased to € 122.5 million (30 Sepember 2009: € 96.0 million).

LIABILITIES AND EQUITY

Equity

Carl Zeiss Meditec's equity increased in the first nine months of financial year 2009/2010, to € 591.4 million (30 September 2009: € 539.8 million). This increase is mainly attributable to the good development of the Company's business.

Current portion of noncurrent financial liabilities

The "Current portion of noncurrent financial liabilities" item in the statement of financial position decreased in the first nine months of financial year 2009/2010, due to a repayment of a U.S. dollar loan in the first quarter of 2009/2010 by our U.S. subsidiary Carl Zeiss Meditec Inc. to the Group treasury of Carl Zeiss AG, reducing the loan to € 0.3 million (30 September 2009: € 9.3).

Trade payables

"Trade payables" increased by 24.3 % in the first nine months of financial year 2009/2010, from € 23.1 million (30 September 2009) to € 28.7 million. This increase is due to the high amount of revenue generated in the third quarter and the associated deliveries.

b) Key ratios relating to net assets

Table 1: Key ratios relating to net assets

Key ratio	Definition		30 September 2009	30 June 2010	Change
Equity ratio	Equity / Total assets		71.6%	70.0%	-1.6%-pts
Rate of inventory turnover	Cost of goods sold (annualized) / Average inventories		2.9	2.8	-3.5%
Days of sales outstanding (DSO)	Trade receivables including receivables from related parties / Consolidated revenue (annualized)	x 360 days	65.3 days	72.1 days	+10.4%

5. Financial position

The statement of cash flows, which is the basis for presenting the Company's financial position, merely records changes in individual items in the income statement and the statement of financial position that occurred after the respective date of first-time consolidation. In contrast, the consolidated statement of financial position presents the figures as they stood at the end of the reporting period at 30 June 2010. As a result, the statements in the analysis of the financial position may differ from the presentation of net assets based on the consolidated statement of financial position.

Figure 7: Summary of key figures in the consolidated statement of cash flows (figures in € '000)

	9 Months 2009/2010	9 Months 2008/2009
Cash flow from operating activities	**45,222**	58,637
Cash flow from investing activities	**-2,625**	-23,667
Cash flow from financing activities	**-32,416**	-35,700
Change in cash and cash equivalents	**11,488**	-995

a) Presentation of financial position

Cash flow from operating activities

Cash flow from operating activities amounted to € 45,2 million in the first nine months of the reporting period (previous year: € 58.6 million). Consolidated net income had a positive impact on this. Cash flow was reduced by the stockpiling of inventories and increased trade receivables.

Cash flow from investing activities
Cash flow from investing activities increased from € -23.7 million in the same period of the previous year to € -2.6 million. This increase was primarily attributable to a down payment of € 4.2 million received for the planned disposal of a non-core business in the pharmaceutical sector in the course of portfolio streamlining. The previous year's figure includes the payment for the acquisition of the assets of Welch Allyn.

Cash flow from financing activities
Cash flow from financing activities in the first nine months of 2009/2010 amounted to € -32.4 million (previous year: € -35.7million). The distribution of the dividend to the shareholders of Carl Zeiss Meditec AG for financial year 2008/2009 following the Annual General Meeting 2010, as well as the repayment in full of the LDT loan influenced the development of cash flow from financing activities.

b) Key ratios relating to financial position

Table 2: Key ratios relating to financial position (figures in € '000)

Key ratio	Definition	30 September 2009	30 June 2010	Change
Cash and cash equivalents	Cash-on-hand and bank balances	199,995	211,483	+5.7%
Net cash	Cash-on-hand and bank balances + Treasury receivables from Group treasury of Carl Zeiss AG ./. Treasury payables to Group treasury of Carl Zeiss AG	288,850	321,604	+11.3%
Net working capital	Current assets ./. Cash and cash equivalents ./. Treasury receivables from Group treasury of Carl Zeiss AG ./. Current liabilities excl. treasury payables to Group treasury of Carl Zeiss AG	86,028	97,298	+13.1%
Working capital	Current assets ./. Current liabilities	374,878	418,902	+11.7%

Table 3: Key ratios relating to financial position

Key ratio	Definition	9 Months 2008/2009	9 Months 2009/2010	Change
Cash flow per share	Cash flow from operating activities / Weighted average number of shares outstanding	€ 0.72	€ 0.56	-22.2%
Capex ratio	Investment in property, plant and equipment / Consolidated revenue	1.6%	0.7%	-0.9%-pts

6. Results of operations

a) Presentation of results of operations

Table 4: Summary of key ratios in the consolidated income statement (figures in € '000)

	9 Months 2008/2009	9 Months 2009/2010	Change
Revenue	478,534	490,831	+2.6 %
Gross margin	*50.4 %*	*52.1 %*	*+1.7 %-pts*
EBITDA	65,410	72,585	+11.0 %
EBITDA margin	*13.7 %*	*14.8 %*	*+1.1 %-pts*
EBIT	53,615	59,951	+11.8 %
EBIT margin	*11.2 %*	*12.2 %*	*+1.0 %-pts*
Earnings before income taxes	55,922	54,057	-3.3 %
Tax rate	*35.2 %*	*32.6 %*	*-2.6 %-pts*
Consolidated net income after non-controlling interests	32,454	32,932	+1.5 %
Earnings per share after non-controlling interests	€ 0.40	€ 0.41	+2.5 %

Revenue

Carl Zeiss Meditec's consolidated revenue for the first nine months of 2009/2010 amounted to € 490.8 million (previous year: € 478.5 million). Compared with the same period of the previous year, this corresponds to an increase in revenue of 2.6 %. This revenue growth is attributable to the Company's good product mix and to growth in Asia.

Gross profit

Gross profit in the first nine months of financial year 2009/2010 amounted to € 255.5 million (previous year: € 241.2 million). The gross margin increased year-on-year from 50.4 % to 52.1 %. This is mainly due to the Company's balanced and diverse product range, and to efforts to optimise production costs.

Functional costs
Compared with the same period of the previous year, functional costs increased, in absolute terms, from € 187.8 million to € 195.7 million in the first nine months of 2009/2010. In relation to consolidated revenue, this results in a ratio of 39.9 % (previous year: 39.3 %).

- **Selling and marketing expenses:** Selling and marketing expenses increased in the first nine months of 2009/2010, compared with 30 June 2009, from € 114.7 million to € 116.9 million. This increase is mainly attributable to the expansion of the service network and investments related to the launch of our new products. In relation to consolidated revenue, the ratio decreased from 24.0 % to 23.8 %.
- **General and administrative expenses:** In the first nine months of 2009/2010, these expenses amounted to € 26.2 million (previous year: € 24.5 million). At 5.3 % (previous year: 5.1 %), the expense ratio remained more or less the same as in the same period of the previous year.
- **Research and development expenses:** Carl Zeiss Meditec continued to invest heavily in research and development programmes in the first nine months of 2009/2010. Our policy of sticking to our innovation drive, despite the crisis, has paid off. Absolute expenses increased year-on-year from € 48.6 million to € 52.6 million, accounting for a share of 10.7 % of consolidated revenue (previous year: 10.2 %).

Development of earnings
In the first nine months of financial year 2009/2010, Carl Zeiss Meditec has shown that good results can be achieved, even in a volatile environment.

EBITDA amounted to € 72.6 million in the reporting period (previous year: € 65.4 million). The **EBITDA margin** increased year-on-year from 13.7 % to 14.8 %. **EBIT** amounted to € 60.0 million (previous year: € 53.6 million). The **EBIT margin** increased year-on-year from 11.2 % to 12.2 %.

Foreign currency gains/(losses), net amounted to € -5.4 million in the first nine months of 2009/2010. The **tax rate** was 32.6 % and was thus lower than in the previous year (35.2 %). The share of profits due to **non-controlling interests** decreased compared with the same period of the previous year, from € 3.8 million to € 3.5 million. **Consolidated net income after non-controlling interests** amounted to € 32.9 million in the first nine months of 2009/2010 (previous year: € 32.5 million), corresponding to an increase of 1.5 %. Compared with the first nine months of 2008/2009, **earnings per share after non-controlling interests** increased slightly from € 0.40 to € 0.41.

7. Research and development

Carl Zeiss Meditec's expenditure for research and development in the first nine months of financial year 2009/2010 totalled € 52.6 million (previous year: € 48.6 million).

As of 30 June 2010, there were 360 research and development employees Group-wide (previous year: 369). This corresponds to 16.6 % (previous year: 17.0 %) of the total workforce of the Carl Zeiss Meditec Group.

Research and development at Carl Zeiss Meditec mainly focuses on:

- examining new technological concepts in terms of their clinical relevance and efficacy. The concept of "evidence-based medicine" plays a major role in this, i.e., proving the efficacy of the developed diagnostic and treatment methods is very important to us;
- the continuous development of the existing product portfolio;
- the development of new products and product platforms based on the available basic technologies and
- the networking of systems and devices to increase efficiency.

8. Events of particular significance

There were no events of particular significance in the reporting period.

9. Orders on hand

As of 30 June 2010, orders on hand amounted to € 80.7 million (previous year: € 60.8 million). It is still the Group's belief, in the first nine months of the current financial year, that the trend for placing orders at short notice for devices and systems for ophthalmology and microsurgery will continue.

10. Employees

As of 30 June 2010, the Carl Zeiss Meditec Group had 2,165 employees worldwide (previous year: 2,173).

Figure 8: Personnel structure of the Carl Zeiss Meditec Group as of 30 June 2010

Production	**29.3%**
Commercial sector and administration	**8.1%**
Research and development	**16.6%**
Service	**19.0%**
Sales and marketing	**27.0%**

11. Outlook

Our Company is striving to shape medical progress. We would like to improve treatment results – and thus improve the quality of life of many. We are helping to provide people with the best possible vision, mental health and mobility, to enable them to actively participate in society. The aging population and an improving health care system in the emerging markets mean that there is steady, long-term growth in the demand for our products. We therefore consider ourselves to be in a good starting position to overcome the challenging circumstances we are currently facing, and to grow sustainably and profitably in the long term.

Our global organisation, with its diversity of knowledge, experience and cultural background, is an outstanding strength. We aim to promote the culture of cooperation and further develop our common identity. This is particularly important for our customers, who expect us to have a uniform global presence. We firmly believe that this is the only way we will be able to achieve our ambitious (financial and non-financial) objectives.

We paved the way for profitable growth in 2008 with our corporate programme, RACE 2010. The foundations have therefore been laid and we feel very optimistic about the future. We anticipate growth opportunities in the fields of innovation, customer focus, as well as new markets. We therefore consider ourselves to be ideally equipped for the future.

Given our very strong revenue and the continued high level of incoming orders, our outlook for growth in the current financial year 2009/2010 is as follows: we anticipate revenue of between € 660–670 million. We aim to increase our profitability by around 40 base points compared with the previous year.

We therefore continue to project medium and long-term growth and profitability.

Directors' holdings and directors' dealings

1. Directors' holdings – shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Table 5: Directors' holdings – number of Carl Zeiss Meditec shares held by members of the Company's executive bodies

		Number of Carl Zeiss Meditec shares (30 June 2010)
Management Board		
Dr. Ludwin Monz	Shares	1,000
Ulrich Krauss	Shares	1,650
Dr. Christian Müller	Shares	–
Supervisory Board		
Dr. Michael Kaschke	Shares	6,000
Dr. Markus Guthoff	Shares	1,900
Dr. Wolfgang Reim	Shares	10,000
Dr. Dieter Kurz	Shares	–
Wilhelm Burmeister	Shares	1,419
Franz-Jörg Stündel	Shares	839
Company		
Carl Zeiss Meditec AG	Shares	–

2. Directors' dealings – notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first nine months of 2009/2010

In the first nine months of 2009/2010, members of the Management Board and Supervisory Board did not execute any notifiable securities transactions pursuant to Section 15a of the German Securities Trading Act *(Wertpapierhandelsgesetz, WpHG).*

The details of all securities transactions executed by members of the Management Board and Supervisory Board are published immediately after their disclosure on the Company's website at **www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings** in accordance with the prevailing legal requirements of Section 15b WpHG. The publication documents and the relevant disclosures are forwarded to the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin).*

Shareholder structure

Figure 9: Shareholder structure of Carl Zeiss Meditec AG (as of 30 June 2010)

Carl Zeiss AG	**65.0%**
Management Board and Supervisory Board of Carl Zeiss Meditec AG	**< 0.1%**
Carl Zeiss Meditec AG	**0.0%**
Free float, thereof: about 70% institutional investors[1] about 30% private investors	**35.0%**
Share capital (€ 81,309,610, composed of 81,309,610 no-par value shares)	**100.0%**

[1] Source: LionShares and own research

Consolidated income statement (IFRS) for the period from 1 October 2009 to 30 June 2010

(Figures in € '000)	3rd quarter 2009/2010 1 April 2010 – 30 June 2010	3rd quarter 2008/2009 1 April 2009 – 30 June 2009	Financial year 2009/2010 1 October 2009 – 30 June 2010	Financial year 2008/2009 1 October 2008 – 30 June 2009
Revenue	**169,687**	**141,785**	**490,831**	**478,534**
Cost of goods sold	(80,205)	(70,882)	(235,315)	(237,377)
Gross profit	**89,482**	**70,903**	**255,516**	**241,157**
Selling and marketing expenses	(41,042)	(34,017)	(116,881)	(114,714)
General and administrative expenses	(9,232)	(7,136)	(26,222)	(24,486)
Research and development expenses	(18,611)	(15,012)	(52,598)	(48,641)
Other income	238	126	425	595
Other expense	(162)	(131)	(289)	(296)
Earnings before interest, income taxes, depreciation and amortisation	*25,172*	*18,739*	*72,585*	*65,410*
Depreciation and amortisation	*4,499*	*4,006*	*12,634*	*11,795*
Earnings before interests and income taxes	**20,673**	**14,733**	**59,951**	**53,615**
Results from investments accounted for using the equity method	(9)	(8)	(27)	(24)
Interest income	740	778	1,770	4,884
Interest expense	(1,321)	(1,122)	(3,848)	(3,577)
Foreign currency gains/(losses), net	(3,830)	337	(5,396)	(78)
Other financial result	517	360	1,607	1,102
Earnings before income taxes	**16,770**	**15,078**	**54,057**	**55,922**
Income tax expense	(5,428)	(5,110)	(17,602)	(19,674)
Net income	**11,342**	**9,968**	**36,455**	**36,248**
Attributable to:				
Shareholders of the parent company	10,769	8,807	32,932	32,454
Non-controlling interest	573	1,161	3,523	3,794
Profit/(loss) per share, attributable to the shareholders of the parent company in the current financial year (€): – Basic/diluted	**0.13**	**0.11**	**0.41**	**0.40**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of comprehensive income (IFRS) for the period from 1 October 2009 to 30 June 2010

(Figures in € '000)	3rd quarter 2009/2010 1 April 2010 – 30 June 2010	3rd quarter 2008/2009 1 April 2009 – 30 June 2009	Financial year 2009/2010 1 October 2009 – 30 June 2010	Financial year 2008/2009 1 October 2008 – 30 June 2009
Net income	**11,342**	**9,968**	**36,455**	**36,248**
Fair value measurement of available-for-sale financial assets	–	–	–	–
Recognised directly in equity	33	86	(18)	100
Foreign currency translation	19,118	(5,174)	29,846	2,081
Other comprehensive income	**19,151**	**(5,088)**	**29,828**	**2,181**
Comprehensive income	**30,493**	**4,880**	**66,283**	**38,429**
Attributable to:				
Shareholders of the parent company	26,590	4,248	58,590	33,579
Non-controlling interest	3,903	632	7,693	4,850

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of financial position (IFRS) for the year ended 30 June 2010

(Figures in € '000)	30 June 2010	30 September 2009
ASSETS		
Goodwill	115,910	113,593
Intangible assets	36,880	38,045
Property, plant and equipment	41,190	42,193
Investments accounted for using the equity method	75	103
Investments	364	364
Deferred tax assets	41,733	32,694
Noncurrent trade receivables	3,672	872
Other noncurrent assets	1,161	1,148
Total noncurrent assets	**240,985**	**229,012**
Inventories	124,646	99,054
Trade receivables	94,583	91,249
Accounts receivable from related parties	32,802	23,932
Treasury receivables	122,537	95,980
Tax refund claims	6,057	3,114
Other current assets	11,996	11,909
Securities	102	120
Cash and cash equivalents	211,483	199,995
Total current assets	**604,206**	**525,353**
Total assets	**845,191**	**754,365**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

(Figures in € '000)	30 June 2010	30 September 2009
LIABILITIES AND EQUITY		
Share capital	81,310	81,310
Capital reserve	313,863	313,863
Retained earnings	169,689	151,397
Gains and losses recognised directly in equity	(66)	(25,724)
Equity before non-controlling interest	564,796	520,846
Non-controlling interest	26,563	18,926
Total equity	**591,359**	**539,772**
Provisions for pensions and similar commitments	13,046	11,334
Other noncurrent provisions	10,488	10,796
Noncurrent financial liabilities	9,134	9,322
Noncurrent leasing liabilities	18,878	16,905
Other noncurrent liabilities	7,192	6,017
Deferred tax liabilities	9,790	9,744
Total noncurrent liabilities	**68,528**	**64,118**
Current provisions	35,544	30,652
Current accrued liabilities	49,377	37,988
Current financial liabilities	8,656	1,782
Current portion of noncurrent financial liabilities	328	9,271
Current portion of noncurrent leasing liabilities	1,612	1,326
Trade payables	28,693	23,086
Current income tax liabilities	9,541	8,123
Accounts payable to related parties	9,671	9,058
Treasury payables	12,416	7,125
Other current liabilities	29,466	22,064
Total current liabilities	**185,304**	**150,475**
Total liabilities	**845,191**	**754,365**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of cash flows (IFRS) for the period from 1 October 2009 to 30 June 2010

(Figures in € '000)	Financial year 2009/2010 1 October 2009 – 30 June 2010	Financial year 2008/2009 1 October 2008 – 30 June 2009
Cash flows from operating activities:		
Net income	**36,455**	**36,248**
Adjustments to reconcile net income to net cash provided by/(used in) operating activities		
Income tax expenses	17,602	19,674
Interest income/expenses	2,078	(1,307)
Results from investments accounted for using the equity method	27	24
Depreciation and amortisation	12,634	11,795
Gains/losses on disposal of fixed assets/financial assets	221	3
Interest received	1,283	4,655
Interest paid	(2,178)	(2,409)
Income tax reimbursement	2,552	977
Income taxes paid	(28,205)	(20,647)
Changes in working capital:		
Trade receivables	(4,263)	10,146
Inventories	(13,567)	5,201
Other assets	1,344	(3,119)
Trade payables	967	(9,038)
Provisions and financial liabilities	17,873	4,270
Other liabilities	399	2,164
Total adjustments	8,767	22,389
Net cash provided by operating activities	**45,222**	**58,637**
Cash flows from investing activities:		
Investment in property, plant and equipment	(3,009)	(7,059)
Investment in intangible assets	(2,819)	(2,918)
Investment in plan assets pension fund	(1,242)	(2,522)
Proceeds from fixed assets	305	416
Received initial payment from the intended sale of the pharma business	4,200	–
Acquisition of consolidated companies/businesses, net of cash acquired (2009/2010: Carl Zeiss Meditec S.A.S.: € 60 thsd., 2008/2009: Welch Allyn: € 11,584 thsd.)	(60)	(11,584)
Net cash used in investing activities	**(2,625)**	**(23,667)**
Cash flows from financing activities:		
Repayments of short-term debt	(4)	(147)
Repayments of noncurrent financial liabilities	(292)	(436)
Repayments from noncurrent loans from related parties	(8,648)	–
(Increase)/decrease in treasury receivables	(13,278)	(19,048)
Increase/(decrease) in treasury payables	5,291	(719)
Change of leasing liabilities	(849)	(714)
Dividend payments to shareholders of Carl Zeiss Meditec AG	(14,636)	(14,636)
Net cash provided by financing activities	**(32,416)**	**(35,700)**
Effect of exchange rate fluctuation on cash and cash equivalents	1,307	(265)
Net increase/(decrease) in cash and cash equivalents	**11,488**	**(995)**
Cash and cash equivalents, beginning of reporting period	199,995	195,473
Cash and cash equivalents, end of reporting period	**211,483**	**194,478**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of changes in equity (IFRS)

(Figures in € '000)				Gains and losses recognised directly in equity				
	Share capital	**Capital reserve**	**Retained earnings**	**Reserves from currency conversion**	**Fair value reserve for afs financial instruments**	**Equity before non-controlling interest**	**Non-controlling interest**	**Total equity**
As of 1 October 2008	**81,310**	**313,863**	**115,489**	**(22,430)**	**(242)**	**487,990**	**12,741**	**500,731**
Fair value measurement of available-for-sale financial assets	–	–	–	–	88	88	–	88
Foreign currency translation	–	–	–	(3,138)	–	(3,138)	1,628	(1,510)
Changes in equity from investments accounted for using the equity method	–	–	–	–	(2)	(2)	–	(2)
Changes in value recognised directly in equity	–	–	–	**(3,138)**	**86**	**(3,052)**	**1,628**	**(1,424)**
Net income	–	–	50,544	–	–	50,544	4,557	55,101
Sum of comprehensive income for the period	–	–	**50,544**	**(3,138)**	**86**	**47,492**	**6,185**	**53,677**
Dividend payments	–	–	(14,636)	–	–	(14,636)	–	(14,636)
As of 30 September 2009	**81,310**	**313,863**	**151,397**	**(25,568)**	**(156)**	**520,846**	**18,926**	**539,772**
Fair value measurement of available-for-sale financial assets	–	–	–	–	(18)	(18)	–	(18)
Foreign currency translation	–	–	–	25,676	–	25,676	4,170	29,846
Changes in value recognised directly in equity	–	–	–	**25,676**	**(18)**	**25,658**	**4,170**	**29,828**
Net income	–	–	32,932	–	–	32,932	3,523	36,455
Sum of comprehensive income for the period	–	–	**32,932**	**25,676**	**(18)**	**58,590**	**7,693**	**66,283**
Dividend payments	–	–	(14,636)	–	–	(14,636)	–	(14,636)
Changes in the reporting entity	–	–	(4)	–	–	(4)	(56)	(60)
As of 30 June 2010	**81,310**	**313,863**	**169,689**	**108**	**(174)**	**564,796**	**26,563**	**591,359**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

1. General disclosures

Accounting under International Financial Reporting Standards (IFRSs)

Carl Zeiss Meditec AG prepared its consolidated financial statements as of 30 September 2009 in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, as applicable in the EU as of that date. Accordingly, this interim report has been prepared in accordance with IAS 34 "Interim Financial Reporting".

Accounting and valuation principles

The accounting and valuation principles applied for the interim financial statements as of 30 June 2010 correspond to those applied for the consolidated financial statements for financial year 2008/2009 with the exceptions described below. A detailed description of these methods was published in the notes to the consolidated financial statements as of 30 September 2009.

Recent pronouncements on accounting principles

The Group was obliged to apply the following standards and interpretations for the first time at the beginning of the financial year:

Date of issue	Standard/Interpretation	Amendment/New statutory regulation	Date of first mandatory application	Endorsed by the EU
30 November 2006	IFRIC 12 "Service Concession Arrangements"	Accounting of service concession arrangements	Financial years beginning on or after 29 March 2009	yes
30 November 2006	IFRS 8 "Business Segments"	Segment reporting mainly acc. to SFAS 131	Financial years beginning on or after 1 January 2009	yes
29 March 2007	Amendment IAS 23 "Borrowing Costs"	Abolition of option to immediately recognise borrowing costs as an expense	Financial years beginning on or after 1 January 2009	yes
28 June 2007	IFRIC 13 "Customer Loyalty Programmes"	Accounting regulations for companies that grant their customers loyalty award credits, such as loyalty points or air miles when they buy other goods or services	Financial years beginning on or after 1 January 2009	yes
5 July 2007	IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"	Interaction between an obligation existing at the end of the reporting period to pay additional amounts into a pension plan and the regulations stipulated under IAS 19 regarding the upper limit on the measurement of the defined benefit asset or liability	Financial years beginning on or after 1 January 2009	yes
6 September 2007	Amendment IAS 1 "Presentation of Financial Statements"	Presentation of gains and losses recognised in other comprehensive income, terminology for components of financial statements	Financial years beginning on or after 1 January 2009	yes
10 January 2008	Revision of IFRS 3 "Business Combinations"; revision IAS 27 "Consolidated and Separate Financial Statements according to IFRS"	Accounting of step acquisitions and holdings of non-controlling interests	Financial years beginning on or after 1 July 2009	yes

Date of issue	Standard/Interpretation	Amendment/New statutory regulation	Date of first mandatory application	Endorsed by the EU
17 January 2008	Amendment IFRS 2 "Share-based Payment"	Performance conditions, cancellation during the vesting period	Financial years beginning on or after 1 January 2009	yes
14 February 2008	Amendment IAS 32 "Financial Instruments: Presentation"; Amendment IAS 1 "Presentation of Financial Statements"	Treatment of puttable financial instruments as equity	Financial years beginning on or after 1 January 2009	yes
22 May 2008	Improvements to IFRSs	Mainly two types of change: • accounting treatment recognition and measurement • changes in formulation	Financial years beginning on or after 1 January and 1 July 2009, respectively	yes
22 May 2008	Amendment IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IAS 27 "Consolidated and Separate Financial Instruments pursuant to IFRS"	Simplification of the measurement of investments in single-entity financial statements being prepared according to the IFRSs for the first time	Financial years beginning on or after 1 January 2009	yes
3 July 2008	IFRIC 15 "Agreements for the Construction of Real Estate"	Essentially guidelines for deciding when an agreement falls under IAS 11 or IAS 18	Financial years beginning on or after 1 January 2010	yes
3 July 2008	IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"	Accounting matters relating to hedging foreign operations	Financial years beginning on or after 30 June 2009	yes
31 July 2008	IAS 39 "Financial Instruments: Recognition and Measurement"	Supplementary document "Eligible Hedged Items"	Financial years beginning on or after 1 July 2009	yes
31 October 2008	Explanatory guidelines for measuring "fair values"	Assistance with the measurement of the fair value of financial instruments	n/a	n/a
26 November 2008	Revised version IFRS 1 "First-time Adoption of International Financial Reporting Standards"	Restructuring of IFRS 1	Financial years beginning on or after 1 July 2009	yes
27 November 2008	IFRIC 17 "Distributions of Non-cash Assets to Owners"	Measurement of non-cash assets	Financial years beginning on or after 1 July 2009	yes
29 January 2009	IFRIC 18 "Transfers of Assets from Customers"	Accounting treatment of transferred assets, particularly in the energy sector	All transactions from 1 July 2009	yes
5 March 2009	Amendment IFRS 7 "Financial Instruments: Disclosures"	Enhanced disclosures on fair value and liquidity risk	Financial years beginning on or after 1 January 2009	yes
12 March 2009	Amendment IFRS 39 "Financial Instruments: Recognition and Measurement"; Amendment IFRIC 9 "Reassessment of Embedded Derivatives"	Reclassification of hybrid financial instruments to category "at fair value through profit and loss"	Financial years ending on or after 30 June 2009	yes

During the reporting period, the Group applied the revised version of the Standard IAS 1 ("Presentation of Financial Statements") for the first time. Accordingly, for the first time the consolidated financial statements include a separate statement of comprehensive income in addition to the income statement. This discloses both the period-end result and all gains and losses recognised directly in equity (other comprehensive income, OCI) for the period not resulting from transactions with the owners in their capacity as owners. Furthermore, in the consolidated statement of changes in equity, the individual components of the "Gains and losses recognised in other comprehensive income" are listed individually.

During the reporting period, the Group applied the revised version of IFRS 3 ("Business Combinations") and the amended IAS 27 ("Consolidated and Separate Financial Statements under IFRS") for the first time. According to these changes, business combinations shall continue to be accounted for using the purchase method. In particular, the scope and accounting of step acquisitions shall be amended and an accounting policy option introduced: the holdings of non-controlling interests (NCIs) may be measured at fair value or at the NCI's proportionate share of net assets of the acquiree. Due to the acquisition of shares in affiliated companies (see "Changes in the reporting entity") in the reporting period, the difference has been shown in retained earnings instead of goodwill as previously.

The Group applied IFRS 8 ("Operating Segments") for the first time during the reporting period. Accordingly, the Group determines and publishes its operating segments based on the information that is reported internally to the CEO, who is also Chief Operating Decision Maker. Previously, the segment report was prepared according to IAS 14, whereby the current breakdown of the segments corresponds to the previous presentation of the secondary segment report under IAS 14. However, in contrast to the previous presentation, results (EBIT) are published for each segment for the first time. The operating segments correspond to the Group's strategic business units (SBUs). The results of the SBUs, for which separate financial information is available, are regularly evaluated by the CEO in terms of decisions on resource allocation and performance. The presentation for the same period of the previous year was adjusted accordingly.

For all other standards and interpretations applied for the first time there were no significant changes to the accounting and valuation methods, nor are such changes expected.

The IASB and IFRIC also issued the following standards, interpretations and revisions of existing standards after the end of the reporting period of the consolidated financial statements 2008/2009; however, application of these is not yet mandatory for Carl Zeiss Meditec. The Company did not opt to apply these standards early:

Date of issue	Standard/Interpretation	Amendment/New statutory regulation	Date of first mandatory application	Endorsed by the EU
9 October 2009	Amendments to IAS 32 "Financial Instruments: Presentation"	Classification of rights issues	Financial years beginning on or after 1 February 2010	yes
4 November 2009	Amendment IAS 24 "Related Party Disclosures"	Simplification of reporting obligations of state-controlled entities	Financial years beginning on or after 1 January 2011	no
12 November 2009	IFRS 9 "Financial Instruments"	Classification and measurement of financial assets	Financial years beginning on or after 1 January 2013	no
26 November 2009	IFRIC 19 "Redemption of Financial Liabilities through Equity Instruments"	Explanation of the redemption of financial liabilities through equity instruments	Financial years beginning on or after 1 July 2010	no
26 November 2009	Amendments to IFRIC 14 "IAS 19 – Employee Benefits"	Ascertainment of the restriction of a performance-oriented asset and of minimum financing regulations and their interplay	Financial years beginning on or after 1 January 2011	no
28 January 2010	Amendment IFRS 1 "First-time Adoption of International Financial Reporting Standards"	Exemption of first-time IFRS users from the obligation to make additional disclosures concerning financial instruments resulting from IFRS 7	Financial years beginning on or after 1 July 2010	yes
6 May 2010	Improvements to IFRSs	e. g. notes relating to IFRS 7 and IAS 1, amendments to IFRS 1, IFRS 3 IAS 27 and IAS 34	varies; at the earliest for financial years beginning on or after 1 July 2010	no

The standards listed above shall not be applied by Carl Zeiss Meditec until financial year 2010/2011 at the earliest. We do not anticipate the future application of these standards to have any material effect on the presentation of the financial statements.

Changes in the reporting entity

Carl Zeiss Meditec S.A.S., La Rochelle, France
With effect from 7 January 2010, Fransitec S.A.S., a wholly-owned subsidiary of Carl Zeiss Meditec S.A.S., acquired the remaining 0.5 % of the shares in F.C.I. S.A. This company is therefore now wholly owned by Fransitec S.A.S.

2. Notes to the consolidated income statement

Operating segments

The Group has three operating segments, which are simultaneously the Group's strategic business units (SBUs). The **Ophthalmic Systems** and **Surgical Ophthalmology** SBUs comprise Carl Zeiss Meditec's activities in the ophthalmic market. Ophthalmic Systems include medical laser and diagnostic systems. The Surgical Ophthalmology segment combines the Company's activities in the field of intraocular lenses and consumables. The **Microsurgery** SBU (the former Neuro/ENT surgery SBU) comprises the Company's activities in the field of neurosurgery and ear, nose and throat surgery. This SBU encompasses ophthalmic surgery, surgical visualisation solutions and activities in the area of intraoperative radiation therapy. Internal management reports are evaluated by the CEO at least every quarter for each of the strategic business units.

The operating segments for the reporting period are as follows:

(Figures in € '000)	Ophthalmic Systems		Surgical Ophthalmology		Microsurgery		Total	
	9 Months 2009/2010	9 Months 2008/2009	9 Months 2009/2010	9 Months 2008/2009	9 Months 2009/2010	9 Months 2008/2009	9 Months 2009/2010	9 Months 2008/2009
External revenue	231,660	232,238	65,039	61,566	194,132	184,730	490,831	478,533
EBIT	21,656	18,019	7,796	6,082	30,499	29,513	59,951	53,615
Reconciliation of segments' comprehensive income to the Group's period-end result.								
Comprehensive income of the segments							**59,951**	**53,615**
Consolidated earnings before interest and taxes (EBIT)							**59,951**	**53,615**
Financial result							(5,894)	2,307
Consolidated earnings before income taxes							**54,057**	**55,922**
Income tax expense							(17,602)	(19,674)
Consolidated net income							**36,455**	**36,248**

The segment assets have not changed materially compared with the disclosures in the notes to the last consolidated annual financial statements. Nor is this the subject of internal management reports.

Related party disclosures

Revenue amounting to € 106,603 thousand (previous year: € 93,762 thousand) resulted from relations with related parties during the reporting period 2009/2010. The term "related parties" refers here to Carl Zeiss AG and its subsidiaries.

3. Events after the end of the interim reporting period

There were no events of particular significance after the end of the reporting period, 30 June 2010.

Financial calendar 2009/2010

Date	Financial year 2009/2010
16 December 2010	Annual Financial Statements 2009/2010
16 December 2010	Analyst's Conference, Frankfurt am Main

Carl Zeiss Meditec AG

Investor Relations
Patrick Kofler

Phone: +49 36 41 22 01 06
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com

Concept and editing by:
Patrick Kofler

Visual design:
Publicis KommunikationsAgentur GmbH,
Erlangen, www.publicis.de

Translation services by:
Herold Fachübersetzungen, Bad Vilbel, Germany,
www.heroldservice.de

The 9 Month Report 2009/2010 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures contained in this report can be downloaded from the following address:

www.meditec.zeiss.com/ir

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51–52
07745 Jena
Germany

Phone: +49 36 41 22 01 15
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir